UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PETROGRESS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

71650A 101
(CUSIP Number)

Jeffrey M. McPhaul Winstead PC 2728 N. Harwood Street, Suite 500 Dallas, Texas 75201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71650A 101
1.	Names of Reporting Persons. Christos P. Traios
2.	Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	257,783,225
	8.	Shared Voting Power	20,000,000
	9.	Sole Dispositive Power	257,783,225
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,783,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 86.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) As of January 12, 2018, the Issuer had 320,779,132 shares of Common Stock, par value $0.001 (“Common Stock”) and 100 shares of Series A Preferred Stock, par value $0.001 per share (“Series A Stock”) issued and outstanding. The Reporting Person owns 257,783,225 shares of the Issuer’s Common Stock and 100 shares of the Issuer’s Series A Stock. The Reporting Person also holds irrevocable proxies to exercise voting rights with respect to 20,000,000 shares of the Issuer’s Common Stock held by certain third party stockholders. As such the Reporting Person beneficially holds 86.6% of issued and outstanding shares of the Issuer’s Common Stock and 100% of the Issuer’s issued and outstanding shares of Series A Stock.

This Amendment No. 2 to Schedule 13D (this “Schedule 13D Amendment No. 2”) amends the information provided in the Statement on Schedule 13D filed on October 24, 2017 as amended by Schedule 13D Amendment No. 1 filed on December 22, 2017 (the “Schedule 13D”). Except as otherwise specified in this Schedule 13D Amendment No. 2, all items in Schedule 13D remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Schedule 13D Amendment No. 2 are incorporated by reference into the response to each other item, as applicable.

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person participated in a stock exchange transaction (the “Exchange Transaction”) executed pursuant to the terms of an Agreement Concerning the Exchange of Securities by and Among 800 Commerce, Inc. (the former name of the Issuer) and Petrogres Co. Limited (“Petrogres”), a Marshall Islands corporation, and the Security Holders of Petrogres, dated February 29, 2016 (the “Exchange Agreement”), whereby the Reporting Person exchanged (i) 1,000,000 shares, representing all outstanding shares of the common stock of Petrogres for 136,000,000 shares of the Common Stock of the Issuer.

The Issuer issued 100 shares of its Series A Stock to the Reporting Person on October 11, 2017 in consideration of, and as provided in, the Employment Agreement between the Issuer and the Reporting Person effective as of April 1, 2017.

On May 12, 2017 the Issuer issued an 8% Convertible Promissory Note (the “Convertible Note”) in the original principal amount of $134,600 to the Reporting Person. Under the terms of the Convertible Note, all principal and accrued interest under the Convertible Note were convertible into Shares of Common Stock of the Issuer at a conversion price of $0.001 per share. On December 21, 2017 the Reporting Person exercise his rights to convert the Convertible Note into 139,880,000 shares of the Common Stock of the Issuer.

On January 12, 2018 the Issuer and the Reporting Person entered into an Amendment to Employment Agreement, pursuant to which the Reporting Person’s Employment Agreement dated April 1, 2016 was amended to reflect that (1) the Reporting Person’s Base Salary has been and will continue to be accrued by the Issuer until such time as either (a) the Reporting Person’s is legally entitled to be gainfully employed in the United States and elects to receive payment of such accrued and payable Base Salary, or (b) such accrued and payable Base Salary is converted into Common Stock of the Issuer. The amendment also provides that the Reporting Person’s accrued and payable Base Salary may be converted at the Reporting Person’s election into Common Stock of the Issuer at a conversion price equal to the average closing price quoted on the principal trading market or securities exchange for the Issuer’s Common Stock over the 5 trading days preceding delivery of a conversion notice. On January 12, 2018 the Reporting Person converted $90,000 of accrued and unpaid base salary into 2,903,225 Shares of Common Stock of the Issuer at a conversion price of $0.031 per share.

Item 4.      Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On February 29, 2016 (the “Closing Date”), the Issuer, Petrogres and the Reporting Person executed the Exchange Agreement, pursuant to which the Reporting Person exchanged all of his issued and outstanding shares of Petrogres common stock (1,000,000 shares) (the “Petrogres Common Stock”) for an aggregate of 136,000,000 newly issued shares of Issuer Common Stock.

As a result of the Exchange Transaction described above, the Reporting Person acquired, in the aggregate, approximately 85% of the issued and outstanding Issuer Common Stock and Petrogres became a wholly owned subsidiary of the Issuer as of the Closing Date. As part of Exchange Transaction, the Reporting Person who was sole shareholder and chief executive officer of Petrogres was appointed to the Board of Directors of the Issuer and B. Michael Friedman resigned as the Chief Executive Officer and as the sole member of the Board of Directors of the Issuer.

The Issuer issued 100 shares of its Series A Stock to the Reporting Person on October 11, 2017 in consideration of, and as provided in, the Employment Agreement between the Issuer and the Reporting Person effective as of April 1, 2017. The Issuer’s Series A Stock, is a class of preferred stock that provides the holder(s), as a class, with the right to two (2) votes for each share of Common Stock issued and outstanding, and furthermore requires class voting such that the holders of a majority of the shares of Series A Stock must approve, as a class, any matter requiring stockholder approval. The establishment and issuance of the Series A Stock vests the Reporting Person with total authority over any matters requiring stockholder approval.

As a result of the Exchange Transaction, the business of Petrogres is now the principal business of the Issuer. The purpose of the Exchange Transaction was to provide Petrogres, as a wholly owned subsidiary of Issuer, a platform for operating in the public markets. The Reporting Person participated in Exchange Transaction and acquired the shares of Issuer’s Common and Series A Stock (collectively, the “Shares”) for investment purposes. Consistent with such purposes, the Reporting Person has had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to his investment in the Shares and any other securities of the Issuer.

On May 12, 2017 the Issuer issued an 8% Convertible Promissory Note (the “Convertible Note”) in the original principal amount of $134,600 to the Reporting Person. Under the terms of the Convertible Note, all principal and accrued interest under the Convertible Note were convertible into Shares of Common Stock of the Issuer at a conversion price of $0.001 per share. On December 21, 2017 the Reporting Person exercised his rights to convert the Convertible Note into 139,880,000 shares of the Common Stock of the Issuer.

On January 12, 2018 the Reporting Person converted $90,000 of accrued and unpaid base salary into 2,903,225 Shares of Common Stock of the Issuer at a conversion price of $0.031 per share. As a result of the conversion transaction, the Reporting Person’s beneficial ownership of the Issuer’s Common Stock increased to 277,783,225 shares, representing 86.6% of the issued and outstanding shares of the Issuer’s Common Stock.

The Reporting Person will continue to evaluate his investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease his investment position in the Shares and other securities of the Issuer. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, the Reporting Person has no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of January 12, 2018, the Issuer had 320,779,132 shares of Common Stock issued and outstanding. The Reporting Person beneficially owns a total of 277,783,225 shares of the Issuer’s Common Stock, or 86.6% of issued and outstanding shares. 257,783,225 shares of the Issuer’s Common Stock beneficially owned are held in the Reporting Person’s name and the Reporting Person also holds irrevocable proxies to exercise voting rights with respect to 20,000,000 shares of the Issuer’s Common Stock held by certain third party stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities.

(b) The Reporting Person has the sole power to vote and direct the voting of 277,783,225 shares of the Issuer’s Common Stock (257,783,225 held directly by the Reporting Person and 20,000,000 by virtue of irrevocable proxies granted by third party stockholders). The Reporting Person has the sole power to dispose of and direct the disposition of 257,783,225 shares of the Issuer’s Common Stock held directly by the Reporting Person.

(c) The Reporting Person entered into a Share Donation Agreement dated September 29, 2017 effecting the transfer of 10,000,000 shares of the Issuer’s Common Stock from the Reporting Person to Dimitrios Pappas. Mr. Pappas executed an Irrevocable Proxy in favor of the Reporting Person in connection with the transfer vesting the Reporting Person with the right to vote the subject shares until September 29, 2018. The Reporting Person received no consideration for the transfer.

The Reporting Person entered into a Share Donation Agreement dated September 29, 2017 effecting the transfer of 5,000,000 shares of the Issuer’s Common Stock from the Reporting Person to Dimitrios Sorotos. Mr. Sorotos executed an Irrevocable Proxy in favor of the Reporting Person in connection with the transfer vesting the Reporting Person with the right to vote the subject shares until September 29, 2018. The Reporting Person received no consideration for the transfer.

The Reporting Person transferred 5,000,000 shares of the Issuer’s Common Stock from the Reporting Person to Nikolaos Pirounias. Mr. Pirounias executed an Irrevocable Proxy in favor of the Reporting Person in connection with the transfer vesting the Reporting Person with the right to vote the subject shares until September 29, 2018. The Reporting Person received no consideration for the transfer.

The Reporting Person transferred 1,000,000 shares of the Issuer’s Common Stock from the Reporting Person to John Moraites on September 29, 2017. The Reporting Person received no consideration for the transfer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 7.      Material to Be Filed as an Exhibit

Item 7 of the Schedule 13D is hereby amended to add the following disclosure:

Exhibit	Description

99.1	Employment Agreement dated April 1, 2016, by and between Christos P. Traios and Petrogress, Inc.
99.2	Amendment Employment Agreement dated January 12, 2018, by and between Christos P. Traios and Petrogress, Inc.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018	/s/ Christos P. Traios
Christos P. Traios, Individually